Registration No. 333-209779

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____________________________

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
_____________________________

X CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b) (2)

WELLS FARGO BANK, NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)

A National Banking Association (Jurisdiction of incorporation or organization if not a U.S. national bank)	94-1347393 (I.R.S. Employer Identification No.)

101 North Phillips Avenue Sioux Falls, South Dakota (Address of principal executive offices)	57104 (Zip code)

Wells Fargo & Company
Law Department, Trust Section
MAC N9305-175
Sixth Street and Marquette Avenue, 17th Floor
Minneapolis, Minnesota 55479
(612) 667-4608
(Name, address and telephone number of agent for service)
_____________________________

Georgia Power Company
(Exact name of obligor as specified in its charter)

Georgia (State or other jurisdiction of incorporation or organization)	58-0257110 (I.R.S. Employer Identification No.)

241 Ralph McGill Boulevard, N.E. Atlanta, Georgia (Address of principal executive offices)	30308-3374 (Zip code)

_____________________________
Junior Subordinated Notes
(Title of the indenture securities)

Item 1.    General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency
Treasury Department
Washington, D.C.

Federal Deposit Insurance Corporation
Washington, D.C.

Federal Reserve Bank of San Francisco
San Francisco, California 94120

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2.    Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15.    Foreign Trustee.    Not applicable.

Item 16.    List of Exhibits.    List below all exhibits filed as a part of this Statement of Eligibility.

Exhibit 1.	A copy of the Articles of Association of the trustee now in effect.*

Exhibit 2.	A copy of the Comptroller of the Currency Certificate of Corporate Existence for Wells Fargo Bank, National Association, dated January 14, 2015.*

Exhibit 3.	A copy of the Comptroller of the Currency Certification of Fiduciary Powers for Wells Fargo Bank, National Association, dated January 6, 2014. *

Exhibit 4.	Copy of By-laws of the trustee as now in effect.*

Exhibit 5.	Not applicable.

Exhibit 6.	The consent of the trustee required by Section 321(b) of the Act.

Exhibit 7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.	Not applicable.

Exhibit 9.	Not applicable.

*    Incorporated by reference to the exhibit of the same number to the trustee’s Form T-1 filed as a 305B2 Application filed March 13, 2015 under file number 333-190926.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Atlanta and State of Georgia on the 24th day of August, 2017.

WELLS FARGO BANK, NATIONAL ASSOCIATION

/s/Stefan Victory
Stefan Victory Vice President

EXHIBIT 6

August 24, 2017

Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Very truly yours,

WELLS FARGO BANK, NATIONAL ASSOCIATION

/s/Stefan Victory
Stefan Victory Vice President

Exhibit 7
Consolidated Report of Condition of

Wells Fargo Bank National Association
of 101 North Phillips Avenue, Sioux Falls, SD 57104
And Foreign and Domestic Subsidiaries,
at the close of business June 30, 2017, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$19,386
Interest-bearing balances		195,432
Securities:
Held-to-maturity securities		140,286
Available-for-sale securities		240,904
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		72
Securities purchased under agreements to resell		31,063
Loans and lease financing receivables:
Loans and leases held for sale		20,008
Loans and leases, net of unearned income	928,756
LESS: Allowance for loan and lease losses	10,281
Loans and leases, net of unearned income and allowance		918,475
Trading Assets		44,239
Premises and fixed assets (including capitalized leases)		7,782
Other real estate owned		765
Investments in unconsolidated subsidiaries and associated companies		11,629
Direct and indirect investments in real estate ventures		294
Intangible assets
Goodwill		22,671
Other intangible assets		16,509
Other assets		62,422

Total assets		$1,731,937

LIABILITIES
Deposits:
In domestic offices		$1,237,791
Noninterest-bearing	433,623
Interest-bearing	804,168
In foreign offices, Edge and Agreement subsidiaries, and IBFs		122,015
Noninterest-bearing	654
Interest-bearing	121,361
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		4,026
Securities sold under agreements to repurchase		7,123

Dollar Amounts In Millions

Trading liabilities	11,964
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	136,524
Subordinated notes and debentures	12,952
Other liabilities	36,121

Total liabilities	$1,568,516

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	110,513
Retained earnings	52,469
Accumulated other comprehensive income	(470)
Other equity capital components	0

Total bank equity capital	163,031
Noncontrolling (minority) interests in consolidated subsidiaries	390

Total equity capital	163,421

Total liabilities, and equity capital	$1,731,937

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Directors
Enrique Hernandez, Jr. James Quigley Stephen Sanger